Exhibit 6.6

January 24, 2017

Attn:	Matt Hanan

Re:	Offer to join TVPage

Dear Matt:

Welcome to TVPage! We are pleased to confirm our offer for you to join TVPage as Client Success Director, reporting to Allon Caidar, CEO. Your package will consist of the following:

Position - Client Success Director

Starting Base Salary - $85,000/Year

Commissions - You will receive commissions on your accounts per the attached Client Success Team Commission Policy, at two and a half (2.5%) on current products. In addition, you will be entitled to an annual bonus that is equal to at least one percent (1%) of the revenue from accounts directly managed by other members on your team, collected during such year (allocation of commissions and computation of commissioned revenue shall be in accordance with the attached Client Success Team Commission Policy).

Stock Options -100,000 Options (vested over a 4-year period). Your exercise price is $0.011 per share. All other Terms applicable to your Options are as set forth in your Notice of Grant and the TVPage Stock Option Plan, as determined by the TVPage Board of Directors.

Healthcare - You will be entitled to participate in the TVPage Healthcare Plan with TVPage contributing $200/month towards the cost of coverage.

You will become entitled to the Stock Options and Healthcare benefits after successful completion of a ninety-day trial period.

This letter sets forth our entire agreement and understanding regarding the terms of your employment with TVPage and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified in any way except in writing signed by an officer ofTVPage.

Please let us know of your decision to join TVPage by signing a copy of this offer letter and returning it to us no later than Friday, Januarv 27, 2017.

Your offer is further contingent upon (1) completion of the TV Page Employment Application; (2) successful completion of a routine background investigation and references; (3) signing the TVPage Proprietary Information and Inventions Agreement; and (4) signing the TVPage Mutual Arbitration Agreement.

TVPage, Inc. 6827 Nancy Ridge Drive, San Diego, CA 92121It: 858.427.49091 f: 858.427.4951 I tvpage.com

TVPage is an "at-will" employer. That means that both employees and TVPage have the right to terminate employment at any time, with or without advance notice, and with or without ca use . Employees may also be demoted or disciplined and the terms of their employment may be altered at any time, with or without cause, at the discretion of TVPage. No one other than an officer of TVPage has the authority to alter this arrangement, to enter into an agreement for employment for a specified period of time, or to make any agreement contrary to this policy, and any such agreement must be in writing arid must be signed by an officer of TVPage and by the affected employee.

You hereby represent that your employment  with TVPage  will not breach  any agreement  to keep in confidence proprietary information, knowledge  or data  acquired  by you in confidence prior to becoming an employee of the  company,  and you will not use or disclose  to  the company, or induce the company to use or disclose, any confidential or proprietary information or material belonging to any previous employer or others, unless consented to in writing by such prior employer, person or entity and the company. You further agree to  not  bring onto the premises of TVPage any documents or any property belonging to any former employer or other person to whom you have an obligation of confidentiality, unless consented to in writing by such prior employer, person or entity and TVPage.

TVPage is an organization that maintains an outstanding reputation for exciting, innovative and quality products. Credit for this goes to every one of our employees. We look forward to you accepting our offer and becoming part of the TVPage team.

Sincerely,

/s/ Allon Caidar

Allon Caidar, CEO

ACCEPTED AND AGREED:

/s/ Matt Hanan
Signature

1/26/17
Date

TVPage, Inc. 6827 Nancy Ridge Drive, San Diego, CA 921211 t: 858.427.49091 f: 858.427.4951I tvpage.com

June 15, 2021

Attn: Matthew Hanan

Re: Chief Client Ofﬁcer Promotion

In recognition of your hard work, dedication, and everything needed to assume the vast responsibilities of the Chief Client Ofﬁcer, we’re excited to grant you this promotion.

Title: Chief Client Ofﬁcer

Base Salary: Raised to $150,000 as of August 1, 2021

Healthcare - You and your family will be entitled to participate in the TVPage Healthcare plan with an increased employer contribution of $1,000 per month.

Stock Options: Additional options to acquire 250,000 shares of the Company’s common stock, vested over a 4-year period (the “Options”). Your Options are subject to the terms and conditions of the TVPage Stock Option Plan (“Stock Option Plan”). The terms of your Options, including exercise price, shall be determined by the Board of Directors in accordance with the Stock Option Plan. The vesting of your Options will accelerate in full upon a Corporate Transaction, as deﬁned in the Stock Option Plan.

Vacation - You will be entitled to 18 days vacation, annually, accruing monthly.

We wish you great success, in bringing success to our clients, and thus to us all.

/s/ Allon Caidar
Allon Caidar, CEO

Accepted and Agreed:

/s/ Matthew Hanan
Matthew Hanan

6/15/2021
Dated

TVPage, Inc. 6827 Nancy Ridge Drive, San Diego, CA 92121| t: 858.427.4909| tvpage.com